VIA EDGAR

Bingham McCutchen LLP
355 South Grand Avenue
Los Angeles, CA 90071

November 12, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	City National Rochdale Funds (Formerly CNI Charter Funds) - File No. 333-191582 (the “Registrant”)

Ladies and Gentlemen:

This letter summarizes the comments provided to us as representatives of the Registrant by Mr. Christian Sandoe, Ms. Cindy Rose and Ms. Alison White of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 29, 2013, regarding the Registrant’s Form N-14 registration statement, filed on October 4, 2013, regarding the proposed reorganization of the City National Rochdale Full Maturity Fixed Income Fund series of the Registrant (the “Target Fund”) into the City National Rochdale Intermediate Fixed Income Fund series of the Registrant (the “Acquiring Fund”).  The Staff’s comments and the Registrant’s responses thereto are included below and as appropriate will be reflected in Pre-Effective Amendment Number 2 to Registrant’s Form N-14 registration statement (the “Amendment”), to be filed separately.

1.
Comment:  The disclosure states that “CNR will bear the costs of the proposed reorganization, including legal, accounting and transfer agent costs other than transaction costs associated with the sale of any portion of the Full Maturity Fund’s portfolio required to effect the reorganization.” Please confirm whether the Target Fund will sell securities in its portfolio in order to effect the reorganization, identify any such securities on the pro forma schedule of investments with a footnote, and disclose the estimated cost of such transactions in the prospectus.

Response:  At this time, City National Rochdale, LLC (“CNR”), the investment adviser of the Target Fund and the Acquiring Fund, has not yet determined whether the Target Fund will sell any securities in its portfolio in connection with the reorganization.  If CNR determines to do so, it will determine which securities to sell based on market conditions existing at such time.

2.	Comment: Please amend the pro forma financial statements to include the footnote regarding valuation required by FASB Accounting Standards Codification (ASC) Topic 820-10.

Response:  We have updated the pro forma financial statements to include the requested footnote.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP